UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Follow-up disclosure of a public filing released on February 28, 2025, relating to the Plan to Pay Dividend.

This Form 6-K/A is an amendment to the Form 6-K of Korea Electric Power Corporation (“KEPCO”), dated February 28, 2025, relating to KEPCO’s plan to pay dividends to its shareholders for the fiscal year 2024 (the “Dividends”). The aggregate amount of the Dividends is hereby amended from the original amount of KRW 137,380,312,478 to KRW 136,738,348,401. As a result, the amount of the Dividend per share is hereby amended from the original amount of KRW 214 to KRW 213.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name:	Joo, Hwa-Sik
Title:	Vice President

Date: March 11, 2025